[Sutherland Letterhead]

February 29, 2012

Re:                                                       Saratoga Investment Corp.

Rule 17g-1(g) Fidelity Bond Filing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Ladies and Gentlemen:

This filing is being made at the instruction of Richard A. Petrocelli, Secretary of Saratoga Investment Corp. (the “Company”).  Pursuant to Rule 17g-1(g)(1)(A) under the Investment Company Act of 1940, please find enclosed herewith for filing with the Commission copies of the following documents for the period December 7, 2011 to December 7, 2012:

(i)                                   A copy of the investment company asset protection bond (the “Bond”) covering Saratoga Investment Corp. in the amount of $5,000,000.00 and Endorsements 1-2 thereto; and

(ii)                                Form of resolution of a majority of the Directors who are not “interested” persons of the Company approving the amount, type, form and coverage of the Bond.

Mr. Petrocelli has advised as that premiums have been paid for the period December 7, 2011 to December 7, 2012.

Please contact the undersigned at 202-383-0805 if you have any questions regarding this filing.

Very truly yours,

/s/ Harry S. Pangas
Harry S. Pangas, Esq.

Enclosures

cc w/        Richard A. Petrocelli

enc:

Insuring Clauses, Limits of Insurance and Deductible:

Parent Company:	Effective Date of Endorsement: December 7, 2011

To be attached to and form	Endorsement Number: 2
a part of Policy Number: FID 6726162-01

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
Directors and Officers Liability and Reimbursement Excess Policy

For an additional premium of $1,500 it is agreed that:

Item 3 of the Declarations Page, “Insuring Clauses, Limits of Insurance and Deductible” is deleted in its entirety and is replaced with the following:

Insuring Clauses		Limit Of Insurance	Deductible
A.	Employee Theft	$5,000,000	$10,000
B.	Client’s Property	$5,000,000	$10,000
C.	Forgery Or Alteration
	1. Check Forgery
	2. Credit, Debit or Charge Card Forgery	$5,000,000	$10,000
D.	On Premises	$5,000,000	$10,000
E.	In Transit	$5,000,000	$10,000
F.	Computer Fraud	$5,000,000	$10,000
G.	Funds Transfer Fraud	$5,000,000	$10,000
H.	Money Orders and Counterfeit Money	$5,000,000	$10,000
I.	Electronic Data or Computer Programs Restoration Costs	$5,000,000	$10,000
J.	Investigative Expenses	$5,000,000	$10,000

Coverage is provided only if a Limit of Insurance is shown for an Insuring Clause. If the amount is left blank or “Not Covered” is inserted, such Insuring Clause and any other reference thereto in this policy is deleted.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by:		2/17/2012
	Authorized Representative	Date

Disclosure Statement

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-GU-873-A CW (06/11)

1

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

U-GU-874-A CW (06/11)

1

Advisory notice to policyholders regarding the

U.S. Treasury Department’s Office of Foreign Assets Control

(“OFAC”) regulations

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your declarations page for complete information on the coverages you are provided.

This notice provides information concerning possible impact on your insurance coverage due to directives issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Please read this Notice carefully.

OFAC administers and enforces sanctions policy based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•                  Foreign agents;

•                  Front organizations;

•                  Terrorists;

•                  Terrorist organizations; and

•                  Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons.” This list can be located on the United States Treasury’s web site — http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Includes copyrighted material of Insurance Services Office, Inc., with its permission

U-GU-1041-A (March 2011)

1

Commercial Crime Policy Declarations

This insurance is provided by:	Zurich American Insurance Company
(a stock company, hereinafter the “Underwriter”)
One Liberty Plaza, 165 Broadway, 32nd Floor
New York, NY 10006

Policy No.: FID 6726162-01

Item 1.	Policyholder and mailing address:	Saratoga Investment Corp
535 Madison Avenue
New York, NY 10022

Item 2.	Policy Period:	From: December 7, 2011 To: December 7, 2012
(12:01 A.M. Local time at the address shown in Item 1)

Item 3.	Insuring Clauses, Limits of Insurance and Deductible:

Insuring Clauses		Limit Of Insurance	Deductible
A.	Employee Theft	$5,000,000	$25,000
B.	Client’s Property	$5,000,000	$25,000
C.	Forgery Or Alteration
	1. Check Forgery	$5,000,000	$25,000
	2. Credit, Debit or Charge Card Forgery	$5,000,000	$25,000
D.	On Premises	$5,000,000	$25,000
E.	In Transit	$5,000,000	$25,000
F.	Computer Fraud	$5,000,000	$25,000
G.	Funds Transfer Fraud	$5,000,000	$25,000
H.	Money Orders and Counterfeit Money	$5,000,000	$25,000
I.	Electronic Data or Computer Programs Restoration Costs	$5,000,000	$25,000
J.	Investigative Expenses	$5,000,000	$25,000

Coverage is provided only if a Limit of Insurance is shown for an Insuring Clause. If the amount is left blank or “Not Covered” is inserted, such Insuring Clause and any other reference thereto in this policy is deleted.

Item 5.	By acceptance of this policy, the Policyholder gives notice to the Underwriter of terminating or canceling prior policy(ies) effective at the time this policy becomes effective. December 7, 2011

Item 6.	Endorsements Effective At Inception: See Attached Schedule of Forms and Endorsements.

Item 7.	Notice and Reporting:
	(A)	Address for notice of loss:	(B)	Address for other notice:
		Zurich North America		Zurich Global Corporate
		Surety and Financial Claims		Strategic Risk Solutions Group
		P.O. Box 968032		One Liberty Plaza, 21st Floor
		Schaumburg, IL 60196		New York, NY 10006
Facsimile: (877) 812-5754
Email: reportsfsclaims@zurichna.com

U-CR-D-500-A CW (12/09)

1

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE?  Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America

Customer Inquiry Center

1400 American Lane

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8am - 4pm [CT])

Email: info.source@zurichna.com

U-GU-319-F (01/09)

1

Commercial Crime Policy

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is and is not covered.

Refer to Section II. DEFINITIONS for the special meaning of words and phrases that appear in bold.

In consideration of payment of the premium and in reliance upon the statements made in the Application and subject to the Declarations and the definitions, exclusions, limitations, conditions, provisions and other terms of this policy, including any endorsements hereto, the Underwriter and the Policyholder agree as follows:

I.                 INSURING CLAUSES

Coverage is provided for the indemnification of the financial interest of the Policyholder under Insuring Clauses A through H for loss sustained, or under Insuring Clauses I and J for costs incurred, by the Insured resulting directly from an Occurrence taking place during the Policy Period, except as provided in Subsections V.A.19 and V.A.20, that is Discovered during the Policy Period or the Extended Period to Discover Loss as provided under Subsection V.A.9.

A.           EMPLOYEE THEFT

The Underwriter will pay for loss of or damage to Money, Securities or Property sustained by the Insured resulting directly from Theft or Forgery committed by an Employee, whether identified or not, acting alone or in collusion with other persons.

B.             CLIENT’S PROPERTY

The Underwriter will pay for loss of or damage to Money, Securities or Property sustained by a Client of the Insured resulting directly from Theft or Forgery committed by an Employee not in collusion with such Client’s employees.

C.             FORGERY OR ALTERATION

The Underwriter will pay for loss resulting directly from Forgery or alteration of:

1.               checks (including substitute checks as defined in the Check Clearing for the 21st Century Act), drafts, promissory notes or similar written promises, orders or directions to pay a sum certain in Money that are made or drawn by or drawn upon the Insured; or made or drawn by one acting as the Insured’s agent; or that are purported to have been so made or drawn.

If the Insured is sued for refusing to pay any such instrument on the basis that it has been forged or altered, and the Insured has the Underwriter’s written consent to defend against the suit, the Underwriter will pay any reasonable legal expenses that the Insured incurs and pays in that defense. The amount that the Underwriter will pay is in addition to the Limit of Insurance applicable to this Insuring Clause; or

2.               any written instrument required in conjunction with any credit, debit or charge card issued to the Insured or any Employee for business purposes.

D.            ON PREMISES

1.               Theft of Money or Securities

a.               The Underwriter will pay for loss resulting directly from the Theft of Money or Securities inside the Premises or Banking Premises committed by a person present inside such premises, or resulting directly form the actual disappearance or destruction of Money or Securities.

b.              The Underwriter will pay for loss from damage to the Premises or its exterior resulting directly from an actual or attempted Theft of Money or Securities, if the Insured is the owner of the Premises or is liable for damage to it.

U-CR-500-A CW (12/09)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

c.               The Underwriter will pay for loss of or damage to a locked safe, vault, cash register, cash box or cash drawer located inside the Premises resulting directly from an actual or attempted Theft of or unlawful entry into those containers.

2.               Robbery or Safe Burglary of Property

a.               The Underwriter will pay for loss of or damage to Property inside the Premises resulting directly from an actual or attempted Robbery of a Custodian or to Property which is in a safe or vault resulting directly from an actual or attempted Safe Burglary.

b.              The Underwriter will pay for loss from damage to the Premises or its exterior resulting directly from an actual or attempted Robbery or Safe Burglary of Property, if the Insured is the owner of the Premises or is liable for damage to it.

c.               The Underwriter will pay for loss of or damage to a locked safe or vault located inside the Premises resulting directly from an actual or attempted Robbery or Safe Burglary.

E.              IN TRANSIT

1.               The Underwriter will pay for loss of Money or Securities while in transit outside the Premises in the care and custody of a Messenger or an armored motor vehicle company, resulting directly from Theft, disappearance or destruction.

2.               The Underwriter will pay for loss of or damage to Property outside the Premises while in transit in the care and custody of a Messenger or an armored motor vehicle company, resulting directly from an actual or attempted Robbery.

F.              COMPUTER FRAUD

The Underwriter will pay for loss of or damage to Money, Securities or Property resulting directly from the use of any computer to fraudulently cause a transfer of Money, Securities or Property from inside the Premises or Banking Premises to either a person (other than a Messenger) or a place outside those Premises.

G.             FUNDS TRANSFER FRAUD

The Underwriter will pay for loss of Money or Securities resulting directly from a Funds Transfer Fraud directing a Financial Institution to transfer, pay or deliver such Money or Securities from the Insured’s Transfer Account.

H.            MONEY ORDERS AND COUNTERFEIT MONEY

The Underwriter will pay for loss resulting directly from the Insured’s good faith acceptance, in exchange for merchandise, Money or services, of money orders issued by any post office, express company or bank that are not paid upon presentation or Counterfeit Money acquired during the regular course of business.

I.                 ELECTRONIC DATA OR COMPUTER PROGRAMS RESTORATION COSTS

The Underwriter will pay for costs that the Insured incurs to restore or replace damaged or destroyed Electronic Data or Computer Programs stored within the Insured’s Computer System resulting directly from:

1.               a virus designed to damage or destroy Electronic Data or Computer Programs; or

2.               vandalism by a person who has gained unauthorized access to the Insured’s Computer System.

Such costs shall include reasonable costs to restore the Insured’s Computer System to the level of operational capability that existed before the virus or vandalism occurred.

J.                INVESTIGATIVE EXPENSES

The Underwriter will pay Investigative Expenses incurred and paid by the Insured to determine the amount of loss covered under this policy subject to the following:

1.               The Underwriter will have no liability to pay any Investigative Expenses if the amount of the covered loss does not exceed the Deductible of the applicable Insuring Clause.

2.               The amount that the Underwriter pays is part of, not in addition to, the Limit of Insurance for the applicable Insuring Clause.

3.               The Underwriter will pay such reasonable costs, fees or other expenses after settlement of covered loss.

II.             DEFINITIONS

When used in this policy, the terms below (whether in the singular or plural) are defined as follows:

A.           Application means the written application for this policy and all attachments and materials submitted to the Underwriter in connection therewith or incorporated therein.

B.             Banking Premises means the interior of that portion of any building occupied by a banking institution or similar safe depository.

C.             Client means any person or entity for which the Insured performs services under a written contract.

D.            Computer Program means a set of related electronic instructions that direct the operations and functions of a computer or computer devices connected to it which enable the computer or computer devices to receive, process, store, retrieve or send Electronic Data.

E.              Computer System means computers and related peripheral components; systems and applications software; terminal devices; and related communications networks; by which Electronic Data is received, processed, stored, retrieved or sent.

F.              Counterfeit Money means an imitation of Money that is intended to deceive and to be taken as genuine.

G.             Custodian means the Insured, its partners, Members or Employees while having care and custody of Property inside the Premises, excluding any person while acting as a Watchperson or janitor.

H.            Discover, Discovery or Discovered means as soon as the Insured’s partner, Member, Manager, Risk Manager, in-house General Counsel or persons serving in functionally equivalent positions not in collusion with the perpetrator of the loss:

1.               first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known; or

2.               first receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this policy.

I.                 Electronic Data means information, facts or Computer Programs stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software), on hard or floppy disks, CD-ROMS, tapes, drives, cells, data processing devices or any other repositories of computer software which are used with electronically controlled equipment.

J.                Employee means any natural person:

1.               while in the Insured’s service and who the Insured compensates directly by salary, wages or commissions and has the right to direct and control while performing services for the Insured;

2.               furnished to the Insured temporarily to substitute for a permanent Employee as defined in Subsection II.J.1 above who is on leave or to meet seasonal or short-term workload conditions but only while such person is subject to the Insured’s direction and control and performing services for the Insured, excluding, however, any such person while having care and custody of property outside the Premises;

3.               who is leased to the Insured under a written agreement between the Insured and a labor leasing firm, to perform duties related to the conduct of the Insured’s business, but does not mean a temporary employee as defined in Subsection II.J.2 above;

4.               who is a volunteer while in the regular service of the Insured and in the ordinary course of its business that the Insured has the right to govern and direct in the performance of such service;

5.               who is a trustee, fiduciary, officer, employee, administrator or other plan official while in the regular service of an Employee Benefit Plan;

6.               who is a former or retired Employee, partner, Member, Manager or trustee retained as a consultant while performing services for the Insured;

7.               who is a guest student or intern pursuing studies or duties, excluding, however, any such person while having care and custody of property outside the Premises;

8.               who is an Employee while on leave for military service; or

9.               who is a Manager, trustee or non-compensated officer of the Insured while performing acts within the scope of the usual duties of an Employee or while acting as a member of any committee duly elected or appointed by resolution of the Insured’s board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on the Insured’s behalf.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative of the same general character not specified in the definition of Employee.

K.            Employee Benefit Plan means any welfare or pension benefit plan sponsored by the Insured for the benefit of its Employees which is subject to the Employee Retirement Income Security Act of 1974 or the Pension Protection Act of 2006 and any amendments thereto.

L.              Financial Institution means any bank including any merchant or investment bank, finance company, insurance or reinsurance company, mortgage bank, savings and loan association, building society, credit union, stockbroker, investment trust, asset management company, fund manager or any entity established principally to engage in commodities, futures or foreign exchange trading or any other similar entity.

M.         Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

N.            Funds Transfer Fraud means:

1.               a fraudulent electronic, telegraphic, cable, teletype, telefacsimile or telephone instruction which purports to have been transmitted by the Insured, but which was in fact fraudulently transmitted by someone else without the Insured’s knowledge or consent;

2.               a written instruction (other than those described in Insuring Clause C) issued by the Insured, which was forged or altered by someone other than the Insured which purports to have been issued by the Insured, but was in fact fraudulently issued without the Insured’s knowledge or consent; or

3.               an electronic, telegraphic, cable, teletype, telefacsimile, telephone or written instruction initially received by the Insured which purports to have been transmitted by an Employee but which was in fact fraudulently transmitted by someone else without the Insured’s or the Employee’s knowledge or consent.

O.            Insured means the Policyholder and any Subsidiary or, solely with respect to Insuring Clause A, any Employee Benefit Plan.

P.              Investigative Expenses means reasonable and necessary expenses (other than internal corporate fees, costs or obligations or Employee wages and salaries) incurred by the Insured to establish the existence and amount of a covered loss, with the prior written consent of the Underwriter, in connection with a loss to be paid under this policy. The reasonableness of such expenses shall be determined by the Underwriter. Investigative Expenses do not include expenses incurred by any Client.

Q.            Manager means any natural person who is a duly elected or appointed director, officer, member of the Board of Managers, or a functionally equivalent executive of a limited liability company.

R.             Member means an owner of a limited liability company represented by its membership interest, who also may serve as a Manager.

S.              Messenger means the Insured, its partners, Members or any Employees while having care and custody of property outside the Premises.

T.             Money means currency, coins and bank notes in current use and having a face value, bullion, traveler’s checks, register checks and money orders held for sale to the public.

U.            Occurrence means the following:

1.               under Insuring Clause A and Insuring Clause B, all loss or losses caused by, or involving, one or more Employees, whether the result of a single act or series of related acts.

2.               under Insuring Clause C, all loss or losses caused by any person or in which that person is involved, whether the loss involves one or more instruments.

3.               under Insuring Clause I.1, all covered costs incurred by the Insured between the time the damage or destruction is Discovered and the time the Insured’s Computer System is restored to the level of operational capacity that existed before the virus occurred. Recurrence of the same virus after the Insured’s Computer System has been restored shall constitute a separate occurrence.

4.               under all other Insuring Clauses, all loss or losses caused by an act or series of related acts involving one or more persons; or an act or event or a series of related acts or events not involving any person.

V.             Policyholder means the entity shown in Item 1 of the Declarations.

W.        Policy Period means the period shown in Item 2 of the Declarations, subject to prior termination in accordance with Subsection V.A.3.

X.            Premises means the interior of that portion of any building the Insured occupies in conducting its business.

Y.             Property means any tangible property other than Money or Securities that has intrinsic value. Property does not include Computer Programs or Electronic Data or any property specifically excluded under this policy.

Z.             Robbery means the unlawful taking of Money, Securities or Property from the care and custody of a person by one who has caused or threatened to cause that person bodily harm or committed an obviously unlawful act witnessed by that person.

AA. Safe Burglary means the unlawful taking of:

1.               Money, Securities or Property from within a locked safe or vault within the Premises by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior; or

2.               a safe or vault from inside the Premises.

BB. Securities means negotiable and nonnegotiable instruments or contracts representing either Money or property and includes tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use and evidences of debt issued in connection with credit or charge cards, which cards are not issued by the Insured but does not include Money.

CC. Subsidiary, either singular or plural, means any limited liability company in which the Insured owns, controls or manages, directly or indirectly, the right to elect, appoint, or designate more than fifty percent (50%) of such entity’s managers; or any organization in which the Insured holds directly or indirectly, more than fifty percent (50%) of the outstanding securities representing the right to vote for the election of the board of directors (or equivalent in any other country) of such organization.

DD. Theft means the unlawful taking of Money, Securities or Property to the deprivation of the Insured, or solely for the purpose of Insuring Clause B, of a Client.

EE. Transfer Account means an account maintained by the Insured at a Financial Institution from which the Insured can initiate the transfer, payment or delivery of Money or Securities by means of electronic, telegraphic, cable, teletype, telefacsimile or telephone instructions communicated directly through an electronic funds transfer system; or written instructions (other than those described in Insuring Clause C) establishing the conditions under which such transfers are to be initiated by such Financial Institution through an electronic funds transfer system.

FF. Watchperson means any person the Insured retains specifically to have care and custody of Money, Securities or Property inside the Premises and who has no other duties.

III.         EXCLUSIONS

A.           This policy does not cover:

1.               loss resulting from Theft, Forgery or any other dishonest act committed by the Insured, its partners or Members whether acting alone or in collusion with other persons;

2.               loss resulting from Theft, Forgery or any other dishonest act committed by any Employee, Manager or any trustee or authorized representative of the Insured, while performing services for the Insured or otherwise, whether acting alone or in collusion with other persons, except when covered under Insuring Clause A or Insuring Clause B;

3.               loss resulting from unauthorized disclosure of the Insured’s confidential information including, but not limited to, patents, trade secrets, processing methods or customer lists or unauthorized use or disclosure of confidential information of another person or entity which is held by the Insured including, but not limited to, financial, personal, credit card or similar non-public information;

4.               loss resulting from seizure or destruction of Money, Securities or Property by order of governmental authority;

5.               loss that is an indirect result of an Occurrence covered by this policy including, but not limited to, loss resulting from:

a.               the Insured’s inability to realize income, including but not limited to interest, dividends and profits that the Insured would have realized had there been no loss of or damage to Money, Securities or Property;

b.              payment of damages of any type for which the Insured is legally liable, except the Underwriter will pay compensatory damages arising directly from a loss covered under this policy; or

c.               payment of costs, fees or other expenses the Insured incurs in establishing either the existence or the amount of loss under this policy, except when covered under Insuring Clause J;

6.               loss constituting fees, costs and expenses incurred by the Insured, which are related to any legal action, except when covered under Insuring Clause C.1;

7.               loss or damage resulting from nuclear reaction or radiation, or radioactive contamination, however caused;

8.               loss or damage caused by or resulting from the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste, including materials to be recycled, reconditioned or reclaimed;

9.               loss or damage resulting from war, including undeclared or civil war; warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these; or

10.         loss of any intangible property, including intellectual property, except when covered under Insuring Clause I.

B.    Insuring Clause A and Insuring Clause B do not cover:

1.               loss or that part of any loss, the proof of which as to its existence or amount is dependent upon an inventory computation or a profit and loss computation. However, where the Insured establishes wholly apart from such computations that it has sustained a loss, then the Insured may offer its inventory records and actual physical count of inventory in support of the amount of loss claimed;

2.               loss resulting directly or indirectly from trading, whether in the Insured’s name or in a genuine or fictitious account; provided that this exclusion shall not apply to otherwise covered loss which results in improper financial gain to an Employee; and provided further that such loss shall mean only the amount of such improper financial gain and shall not include salary, commissions, fees or other compensation, including but not limited to promotions and raises associated with employment, paid by the Insured to such Employee; or

3.               loss resulting from the fraudulent or dishonest signing, issuing, canceling or failing to cancel, a warehouse receipt or any papers connected with it.

C.             Insuring Clause C.2 does not cover loss arising from any credit, debit or charge card if the Insured has not complied fully with the provisions, conditions, or other terms under which the card was issued.

D.            Insuring Clause D and Insuring Clause E do not cover:

1.               loss resulting from accounting or arithmetical errors or omissions;

2.               loss resulting from giving or surrendering Money, Securities or Property in any exchange or purchase;

3.               loss or damage resulting from fire, however caused, except loss of or damage to Money or Securities or loss from damage to a safe or vault;

4.               loss of Money, Securities or Property contained in any money operated device unless the amount of Money deposited in it is recorded by a continuous recording instrument in the device;

5.               loss of or damage to motor vehicles, trailers or semi-trailers or equipment and accessories attached thereto;

6.               loss of or damage to Money, Securities or Property after it has been transferred or surrendered to a person or place outside the Premises or Banking Premises on the basis of unauthorized instructions or as a result of a threat:

a.               to do bodily harm to any person or damage to any property;

b.              to introduce a denial of service or attack into the Insured’s Computer System or virus or other malicious instruction into the Insured’s Computer System that is designed to damage, destroy or corrupt data or Computer Programs stored within the Insured’s Computer System;

c.               to contaminate, pollute or render substandard the Insured’s products or goods; or

d.              to disseminate, divulge or utilize the Insured’s confidential information or weaknesses in the source code within the Insured’s Computer System;

provided this exclusion does not apply under Insuring Clause E to loss of Money, Securities or Property while outside the Premises in the care and custody of a Messenger if the Insured had no knowledge of any threat at the time the conveyance began or had knowledge of a threat at the time the conveyance began, but the loss was not related to the threat;

7.               loss from damage to the Premises or its exterior, or to any safe, vault, cash register, cash box, cash drawer or Property by vandalism or malicious mischief; or

8.               loss resulting from the Insured or anyone acting on the Insured’s express or implied authority being induced by any dishonest act to voluntarily part with title to or possession of any Money, Securities or Property.

E.              Insuring Clause F does not cover:

1.               loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, stored-value or other cards or the information contained on such cards;

2.               loss resulting from a Funds Transfer Fraud directing a Financial Institution to transfer, pay or deliver Funds from the Insured’s Transfer Account;

3.               loss or that part of any loss, the proof of which as to its existence or amount is dependent upon an inventory computation or a profit and loss computation.

F.              Insuring Clause G does not cover loss resulting from the use of any computer to fraudulently cause a transfer of Money, Securities or Property.

G.             Insuring Clause I does not cover loss resulting from the fraudulent preparation or input of Electronic Data or Computer Programs or from errors or omissions in the design of Computer Programs or in the programming or processing of Electronic Data.

IV.         LIMITS OF INSURANCE AND DEDUCTIBLE

A.           LIMITS OF INSURANCE

The most the Underwriter will pay for all loss resulting directly from an Occurrence is the applicable Limit of Insurance shown in the Declarations.

If any loss is covered under more than one Insuring Clause or Coverage, the most the Underwriter will pay for such loss shall not exceed the largest applicable Limit of Insurance available under any one of those Insuring Clauses or Coverages.

B.             DEDUCTIBLE

The Underwriter will not pay for loss resulting directly from an Occurrence unless the amount of loss exceeds the Deductible shown in the Declarations. The Underwriter will then pay the amount of loss in excess of the Deductible, up to the Limit of Insurance. In the event more than one Deductible could apply to the loss, only the highest Deductible may be applied.

V.             CONDITIONS

A.           CONDITIONS APPLICABLE TO ALL INSURING CLAUSES

1.               Authorization Clause and Obligations

By acceptance of this policy, the Policyholder agrees to act on behalf of each Insured with respect to the giving and receiving of notice of loss or termination, the payment of premiums and the receiving of any return premiums that may become due under this policy, the agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for in this policy, and the Insureds agree that the Policyholder shall act on their behalf with respect to all such matters.

2.               Alteration and Assignment

No change in, modification of, or assignment of interest under this policy shall be effective except when made by a written endorsement to this policy which is issued by the Underwriter.

3.               Cancellation of the Policy

a.               The Policyholder may cancel this policy by mailing or delivering to the Underwriter advance written notice of cancellation stating when such cancellation shall take effect.

b.              The Underwriter may cancel this policy by mailing or delivering to the Policyholder written notice of cancellation at least ten (10) days before the effective date of cancellation for nonpayment of premium or sixty (60) days before the effective date of cancellation for any other reason.

The Underwriter will mail or deliver notice of cancellation to the Policyholder’s last mailing address known to the Underwriter. The notice will state the effective date of cancellation. If notice is mailed, proof of mailing will be sufficient proof of notice.

c.               In the event of cancellation, the Underwriter shall refund any unearned premium calculated pro-rata.

4.               Concealment, Misrepresentation or Fraud

This policy is void in any case of fraud by the Policyholder as it relates to this policy at any time. The coverage under this policy with respect to any Insured, other than the Policyholder, shall be void as to such Insured if, at any time, such Insured intentionally conceals or misrepresents a material fact concerning this policy, any Money, Securities or Property covered under this policy, the Insured’s interest in the property covered under this policy or a claim under this policy.

5.               Changes in Exposure

a.               Additional Premises or Employees

If during the Policy Period, the Insured establishes any additional Premises or hires additional Employees other than through consolidation or merger with or purchase or acquisition of assets or liabilities of another entity, such Premises and Employees shall automatically be covered under this policy.

b.              New Organizations or Subsidiaries

Any organization (other than a Financial Institution), whether acquired or created, that becomes a Subsidiary or is merged or consolidated into the Insured during the Policy Period shall automatically be covered under this policy for Occurrences taking place after the effective date of such acquisition or creation.

However, if the total assets of such newly acquired organization exceeds fifteen percent (15%) of the total assets of the Policyholder as reflected in their respective most recent audited consolidated financial statements, the automatic coverage provided above shall not extend beyond ninety (90) days unless within such time the Policyholder: (i) gives written notice of such acquisition to the Underwriter; (ii) provides any additional information that the Underwriter requires; (iii) agrees to any amendment of this policy; and (iv) pays any additional premium required by the Underwriter.

If the Policyholder fails to give such notice within the time specified in the preceding paragraph, or fails to pay the additional premium required by the Underwriter, coverage for such acquired organization or new Subsidiary shall be null and void from the date of such acquisition or creation.

c.               Acquisition of the Policyholder

If during the Policy Period:

(1)          the Policyholder merges into or consolidates with another organization and such organization is the surviving entity;

(2)          another organization or person or group of organizations or persons or both acting in concert acquires rights that, when combined with existing rights, enable such organization(s) or person(s) to elect more than fifty percent (50%) of the directors of the Policyholder; or

(3)          a receiver, conservator, trustee, liquidator or rehabilitator, or any similar official is appointed with respect to the Policyholder;

then coverage under this policy shall continue until the later of termination of this policy or any subsequent date to which the Underwriter may agree by endorsement, but only if all Occurrences contributing to loss covered under this policy take place prior to such merger, consolidation, acquisition or appointment.

6.               Cooperation

The Policyholder must cooperate with the Underwriter in all matters pertaining to this policy as stated in its terms and conditions.

7.               Duties in the Event of Loss

After the Insured’s partner, Member, Manager, Risk Manager, in-house General Counsel or persons serving in functionally equivalent positions not in collusion with the perpetrator of a loss or situation Discovers a loss or a situation that may result in loss of a type covered by this policy:

a.               the Policyholder must notify the Underwriter as soon as practicable if the amount of loss is expected to exceed fifty percent (50%) of the Deductible; and

b.              the Insureds must:

(1)          submit to examination under oath at the Underwriter’s request and give the Underwriter a signed statement of such Insured’s answers regarding the loss;

(2)          produce for the Underwriter’s examination all pertinent records;

(3)          give the Underwriter a detailed, sworn proof of loss as soon as practicable but in no event later than six (6) months after such Discovery; and

(4)          cooperate with the Underwriter in the investigation, settlement and recovery of any claim.

8.               Employee Benefit Plans

a.               The Policyholder must select a Limit of Insurance under Insuring Clause A that is sufficient to provide a Limit of Insurance for each Employee Benefit Plan that is at least equal to that required if each Employee Benefit Plan were separately insured.

b.              With respect to loss sustained or Discovered by any such Employee Benefit Plan, Insuring Clause A of the policy is replaced by the following:

“The Underwriter will pay for loss of or damage to Money, Securities or Property resulting directly from fraudulent or dishonest acts committed by an Employee, acting alone or in collusion with other persons.”

c.               Any payment the Underwriter makes for loss sustained by any Employee Benefit Plan will be made to the Policyholder for the use and benefit of the Employee Benefit Plan(s) sustaining the loss.

d.              Any payment the Underwriter makes to the Policyholder for loss sustained by, or for loss of commingled Money, Securities or Property of, two (2) or more Employee Benefit Plans resulting directly from an Occurrence is to be shared by each Employee Benefit Plan sustaining the loss in proportion that the Limit of Liability required for each Employee Benefit Plan bears to the total Limit of Liability of all Employee Benefit Plans sustaining the loss.

e.               No Deductible applies to loss sustained by any Employee Benefit Plan.

9.               Extended Period to Discover Loss

The Underwriter will pay for loss that the Policyholder sustained prior to the effective date of cancellation of this policy and Discovered:

a.               no later than sixty (60) days from the date of cancellation; provided that this extended period to Discover loss terminates immediately upon the effective date of any other insurance obtained by the Policyholder, whether from the Underwriter or another insurer, that replaces, in whole or in part, the coverage afforded under this policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

b.              no later than one (1) year from the date of that cancellation with regard to any Employee Benefit Plan.

10.         Joint Insured

a.               If any Insured’s partner, Member, Risk Manager or in-house General Counsel or other persons serving in functionally equivalent positions has knowledge of any information relevant to this policy, that knowledge is considered knowledge of every Insured.

b.              If this policy or any of its coverages is cancelled as to any Insured, loss sustained by that Insured is covered only if it is Discovered during the time provided in Subsection V.A.9.

c.               The Underwriter will not pay more for loss sustained by more than one Insured than the amount the Underwriter would pay if all such loss had been sustained by one Insured.

d.              Payment by the Underwriter to the Policyholder for loss sustained by any Insured shall fully release the Underwriter on account of such loss.

11.         Legal Action Against the Underwriter

No action shall lie against the Underwriter:

b.              unless the Policyholder has complied with all the terms of this policy;

c.               Until ninety (90) days after the Policyholder has filed proof of loss with the Underwriter; and

d.              Unless brought within two (2) years from the date the Policyholder Discovered the loss.

If any limitation in this Condition is prohibited by law, such limitation is amended so as to equal the minimum period of limitation provided by such law.

12.         Other Insurance

If the Insured or any other party in interest in any loss covered by this policy has other valid and collectible insurance, which would cover such loss in whole or in part in the absence of this policy, then this policy shall be excess to any coverage afforded under such other insurance. To the extent that the amount of such loss is excess of the amount recoverable or received under such other insurance, then this policy will cover such loss. The Underwriter’s payment for loss is subject to the terms and conditions of this policy.

13.         Ownership of Property; Interests Covered

a.               The property covered under all Insuring Clauses, except Insuring Clause B and Insuring Clause J, is limited to property that the Insured owns or leases or that the Insured holds for others whether or not it is legally liable for the loss of such property.

b.              The property covered under Insuring Clause B is limited to Money, Securities or Property that the Insured’s Client owns or leases or that the Insured’s Client holds for others whether or not such Client is legally liable for the loss of such property.

However, this policy is for the Policyholder’s benefit only. It provides no rights or benefits to any other person or organization, including the Insured’s Client. Any claim for loss that is covered under this policy must be presented by the Policyholder.

14.         Records

The Insured must keep records of all Money, Securities and Property covered under this policy so the Underwriter can verify the amount of any loss.

15.         Recoveries

Any recoveries, whether effected before or after any payment under this policy, whether made by the Underwriter or the Policyholder, shall be applied net of the expense of such recovery:

b.              first, to the Policyholder in satisfaction of its covered loss in excess of the amount paid under this policy;

c.               second, to the Underwriter in satisfaction of amounts paid in settlement of the Policyholder’s claim;

d.              third, to the Policyholder in satisfaction of any Deductible; and

e.               fourth, to the Policyholder in satisfaction of any loss not covered under this policy.

Recoveries do not include any recovery from insurance, suretyship, reinsurance, security or indemnity taken for the Underwriter’s benefit or recovery of original Securities after duplicates of them have been issued.

16.         Territory and Payments of Loss

To the extent legally permissible, this policy covers loss sustained by the Insured resulting directly from an Occurrence taking place anywhere in the world and all payments of loss by the Underwriter shall be made to the Policyholder.

17.         Subrogation

In the event of any payment under this policy, the Underwriter shall be subrogated to the extent of such payment to all the Insureds’ rights of recovery, and the Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Underwriter effectively to bring suit in the name of the Insureds.

18.         Valuation — Settlement

a.               Loss of Money

The Underwriter shall pay for loss of Money, but only up to and including its face value, and, at the Underwriter’s option, pay for loss of Money issued by any country other than the United States of America at face value in the Money issued by that country; or in the United States dollar equivalent determined by the rate of exchange published in The Wall Street Journal on the day the loss was Discovered.

b.              Loss of Securities

The Underwriter shall pay for loss of Securities but only up to their value at the close of business on the day the loss was Discovered, subject to the applicable Limit of Insurance. At the Underwriter’s option, the Underwriter will pay the market value of such Securities, or replace them in kind, in which event the Policyholder must assign to the Underwriter its rights, title and interest in and to those Securities, and pay the cost of an indemnity bond required to issue duplicates of such Securities. However, the Underwriter will be liable only for the payment of so much of the cost of the bond as would be charged for a bond having a penalty not exceeding the lesser of the market value of the Securities at the close of business on the day the loss was Discovered or the Limit of Liability applicable to the Securities.

c.               Loss of or Damage to Property or Loss from Damage to the Premises

The Underwriter shall pay for loss of or damage to Property or loss from damage to the Premises in an amount not to exceed the lesser of:

(1)         the cost to replace the lost or damaged property with property of comparable material and quality and used for the same purpose;

(2)         the amount the Insured actually spends that is necessary to repair or replace the lost or damaged property; or

(3)         the Limit of Insurance applicable to the lost or damaged property;

provided, the Underwriter will not pay the amounts under (1), (2) or (3) above unless such property is actually repaired or replaced within a reasonable time after the loss or damage.

If the lost or damaged property is not repaired or replaced, the Underwriter will pay on an actual cash value basis.

d.              The Underwriter shall, at the Policyholder’s option, settle loss or damage to property other than Money in the Money of the country in which the loss or damage occurred or in the United States dollar equivalent thereof, determined by the rate of exchange published in The Wall Street Journal on the day the loss was Discovered.

e.               Any property that Underwriter pays for or replaces becomes the Underwriter’s property.

19.         Loss Sustained During Prior Insurance issued by the Underwriter or any Affiliate of The Underwriter

a.               Loss Sustained Partly During This Policy And Partly During Prior Insurance

If the Insured Discovers loss during the Policy Period, resulting directly from an Occurrence taking place:

(1)          partly during the Policy Period; and

(2)          partly during the policy period(s) of any prior cancelled insurance that the Underwriter or any the Underwriter’s affiliates issued to the Insured or any predecessor in interest;

and this policy became effective at the time of cancellation of the prior insurance, the Underwriter will first settle the amount of loss that the Policyholder sustained during this Policy Period. The Underwriter will then settle the remaining amount of loss that the Policyholder sustained during the policy period(s) of the prior insurance.

b.              Loss Sustained Entirely During Prior Insurance

If the Insured Discovers loss during the Policy Period resulting directly from an Occurrence taking place entirely during the policy period(s) of any prior cancelled insurance issued to the Insured by the Underwriter or any affiliate or predecessor in interest thereof, the Underwriter will pay for the loss, provided that this policy became effective at the time of cancellation of the prior insurance and the loss would have been covered under this policy had it been in effect at the time of the Occurrence.

The Underwriter will first settle the amount of loss that the Insured sustained during the most recent prior insurance. The Underwriter will then settle any remaining amount of loss that the Insured sustained during the policy period(s) of any other prior insurance.

c.               In settling loss subject to this condition:

(1)          The most the Underwriter will pay for the entire loss is the highest single Limit of Insurance applicable during the period of loss, whether such limit was written under this policy or was written under the prior insurance issued by the Underwriter.

(2)          The Underwriter will apply the applicable Deductible shown in the Declarations to the amount of loss sustained under this policy.

If no loss was sustained under this policy, the Underwriter will apply the Deductible shown in the Declarations to the amount of loss sustained under the most recent prior insurance.

If the Deductible is larger than the amount of loss sustained under this policy, or the most recent prior insurance, the Underwriter will apply the remaining Deductible to the remaining amount of loss sustained during the prior insurance.

The Underwriter will not apply any other Deductible that may have been applicable to the loss.

20.         Loss Sustained During Prior Insurance not issued by the Underwriter or any Affiliate of the Underwriter

a.               If the Insured Discovers loss during the Policy Period resulting directly from an Occurrence taking place during the policy period of any prior cancelled insurance that was issued to the Insured or a predecessor in interest by another company, and the period of time to discover loss under that insurance had expired, the Underwriter will pay for the loss under this policy, provided this policy became effective at the time of cancellation of the prior insurance; and the loss would have been covered under this policy had it been in effect at the time of the Occurrence.

b.              In settling loss subject to this condition:

(1)          The most the Underwriter will pay for the entire loss is the lesser of the Limits of Insurance applicable during the period of loss, whether such limit was written under this policy or was written under the prior cancelled insurance.

(2)          The Underwriter will apply the applicable Deductible shown in the Declarations to the amount of loss sustained under the prior cancelled insurance.

c.               The insurance provided under this condition is subject to the following:

(1)          If loss covered under this condition is also partially covered under Subsection V.A.19, the amount recoverable under this condition is part of, not in addition to, the amount recoverable under Subsection V.A.19.

(2)          For loss covered under this condition that is not subject to Subsection V.A.20.c.(1), the amount recoverable under this condition is part of, not in addition to, the Limit of Insurance applicable to the loss covered under this policy and is limited to the lesser of the amount recoverable under this policy as of its effective date or the prior cancelled insurance had it remained in effect.

B.             CONDITIONS APPLICABLE TO INSURING CLAUSE A AND INSURING CLAUSE B

Termination as to any Employee

The coverage provided under Insuring Clause A and B terminates as to any Employee:

1.               as soon as the Insured’s partner, Member, Manager, Risk Manager, in-house General Counsel or persons serving in functionally equivalent positions not in collusion with the perpetrator of a loss or situation becomes aware of a Theft, Forgery or any other dishonest or criminal act committed by such Employee while employed with or in the service of the Insured;

2.               as soon as the Insured’s partner, Member, Manager, Risk Manager, in-house General Counsel or persons serving in functionally equivalent positions becomes aware of a Theft, Forgery or any other dishonest or criminal act committed by such Employee prior to employment or service with an Insured, involving Money, Securities or Property valued at twenty-five thousand dollars ($25,000) or more; or

3.               ninety (90) days immediately after the Employee is no longer in the service of the Insured.

C.             CONDITIONS APPLICABLE TO INSURING CLAUSE C.1

1.               Deductible

The Deductible does not apply to legal expenses paid under Insuring Clause C.1 of the policy.

2.               Electronic and Mechanical Signatures

The Underwriter will treat signatures that are produced or reproduced electronically, mechanically or by other means as handwritten signatures.

3.               Proof of Loss

The Policyholder must include with its proof of loss any instrument involved in that loss, or, if that is not possible, an affidavit setting forth the amount and cause of loss.

D.            CONDITIONS APPLICABLE TO INSURING CLAUSE D.2 AND INSURING CLAUSE E

1.               Armored Motor Vehicle Companies

Under Insuring Clause E, the Underwriter will only pay for that part of loss, which the Insured cannot recover under the Insured’s contract with the armored motor vehicle company and from any insurance or indemnity carried by, or for the benefit of customers of, the armored motor vehicle company.

2.               Special Limit of Insurance for Specified Property

The Underwriter will only pay up to five thousand dollars ($5,000) for any one Occurrence of loss of or damage to precious metals, precious or semi-precious stones, pearls, furs, or completed or partially completed articles made of or containing such materials that constitute the principal value of such articles; or manuscripts, drawings, or records of any kind, or the cost of reconstructing them or reproducing any information contained in them.

E.              CONDITIONS APPLICABLE TO INSURING CLAUSE F

Special Limit of Insurance for Specified Property

The Underwriter will only pay up to five thousand dollars ($5,000) for any one Occurrence of loss of or damage to manuscripts, drawings, or records of any kind, or the cost of reconstructing them or reproducing any information contained in them.

Endorsement # 1

New York Amendatory Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FID 6726162-01	12/07/2011	12/07/2012	12/07/2011	N/A	N/A

Policyholder: Saratoga Investment Corp.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Commercial Crime Policy

It is agreed that:

I.                 It is agreed that Subsection V.A.3 is amended and replaced with the following:

3.               Cancellation, Nonrenewal and Conditional Renewal:

a.               Cancellation:

(1)          The Policyholder shown in the Declarations may cancel this entire policy by mailing or delivering to the Underwriter advance written notice of cancellation.

(2)          Cancellation of Policies in Effect

(a)          Sixty (60) Days Or Less

The Underwriter may cancel this policy by mailing or delivering to the Policyholder written notice of cancellation at least:

(1)          Thirty (30) days before the effective date of cancellation if the Underwriter cancels for any reason not included in Paragraph 3.a.(2)(a)(2).

(2)          Fifteen (15) days before the effective date of cancellation if the Underwriter cancels for any of the following reasons:

(i)                      Nonpayment of premium, provided however, that a notice of cancellation on this ground shall inform the Policyholder of the amount due;

(ii)                   Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)                Discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim;

(iv)               After issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Policy Period;

(v)                  Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the policy, that results in the property becoming uninsurable in accordance with the Underwriter’s objective, uniformly applied underwriting standards in effect at the time the policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

U-CR-550-A NY (05/11)

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

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(vi)                Required pursuant to a determination by the Superintendent that continuation of the Underwriter’s present premium volume would jeopardize the Underwriter’s solvency or be hazardous to the interest of the Underwriter’s policyholders, the Underwriter’s creditors or the public;

(vii)    A determination by the Superintendent that the continuation of the policy would violate, or would place the Underwriter in violation of, any provision of the Insurance Code.

(viii)   Where the Underwriter has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that the insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the Underwriter cancels for this reason, the Policyholder may make a written request to the Insurance Department, within ten (10) days of receipt of this notice, to review the Underwriter’s cancellation decision. Also, the Underwriter will simultaneously send a copy of this cancellation notice to the Insurance Department.

(b)         More Than Sixty (60) Days

If this policy has been in effect for more than sixty (60) days, or if this policy is a renewal or continuation of a policy the Underwriter issued, the Underwriter may cancel only for any of the reasons listed in Paragraph 3.a.(2)(a)(2), provided:

(1)          The Underwriter mails the Policyholder written notice at least sixty (60) days before the effective date of cancellation; and

(2)          If the Underwriter cancels for nonpayment of premium, the Underwriter’s notice of cancellation informs the Policyholder of the amount due.

(3)          The Underwriter will mail or deliver its notice, including the reason for cancellation, to the Policyholder at the address shown in the policy and to the Policyholder’s authorized agent or broker.

(4)          Notice of cancellation will state the effective date of cancellation. The policy period will end on that date.

(5)          If this policy is cancelled, the Underwriter will send the Policyholder any premium refund due. If the Underwriter cancels, the refund will be pro rata. If the Policyholder cancels, the refund may be less than pro rata.

However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, the Underwriter will be entitled to retain a minimum earned premium of ten percent (10%) of the total policy premium or sixty dollars ($60), whichever is greater. The cancellation will be effective even if the Underwriter have not made or offered a refund.

(6)          If notice is mailed, proof of mailing will be sufficient proof of notice.

(7)          If one of the reasons for cancellation in Paragraph 3.a.(2)(a)(2) exists, the Underwriter may cancel this entire policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this policy.

b.              Nonrenewal

If the Underwriter decides not to renew this policy the Underwriter will send notice as provided in Paragraph 3.d.

c.               Conditional Renewal

If the Underwriter conditionally renews this policy subject to a:

(1)   Change of limits;

(2)   Change in type of coverage;

(3)   Reduction of coverage;

(4)   Increased deductible;

(5)   Addition of exclusion; or

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(6)          Increased premiums in excess of ten percent (10%), exclusive of any premium increase due to and commensurate with insured value added or increased exposure units; or as a result of experience rating, loss rating, retrospective rating or audit;

the Underwriter will send notice as provided in Paragraph 3.d.

d.              Notices Of Nonrenewal And Conditional Renewal

(1)          If the Underwriter decides not to renew this policy or to conditionally renew this policy as provided in Paragraphs 3.b. and 3.c. above, the Underwriter will mail or deliver written notice to the Policyholder shown in the Declarations at least sixty (60) but not more than one hundred twenty (120) days before:

(a)          The expiration date; or

(b)         The anniversary date if this is a continuous policy.

(2)          Notice will be mailed or delivered to the Policyholder at the address shown in the policy and to the Policyholder’s authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

(3)          Notice will include the specific reasons(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and description of any other changes.

Notice shall state that upon written request by the Policyholder or the Policyholder’s authorized agent or broker, the Underwriter shall mail or deliver the following loss information covering the period of time coverage has been provided by the Underwriter:

(4)          If the Underwriter violates any of the provisions of Paragraphs 3.a., 3.b. or 3.c. by sending the Policyholder an incomplete or late conditional renewal notice or a late nonrenewal notice:

(a)          And if notice is provided prior to the expiration date of this policy, coverage will remain in effect at the same terms and conditions of this policy at the lower of the current rates or the prior period’s rates until sixty (60) days after such notice is mailed or delivered, unless the Policyholder, during this sixty (60) day period, has replaced the coverage or elects to cancel.

(b)         On or after the expiration date of this policy, coverage will remain in effect at the same terms and conditions of this policy for another policy period, at the lower of the current rates or the prior period’s rates, unless the Policyholder, during this additional policy period, has replaced the coverage or elects to cancel.

(5)          If Underwriter elects to renew on the basis of a late conditional renewal notice, the terms, conditions and rates set forth in such notice shall apply:

(a)          Upon expiration of the sixty (60) day period; or

(b)         Notwithstanding the provisions in Paragraphs d.(4)(a) and d.(4)(b) as of the renewal date of the policy if the Underwriter sends the Policyholder the conditional renewal notice at least thirty (30) days prior to the expiration or anniversary date of the policy.

(6)          The Underwriter will not send the Policyholder notice of nonrenewal or conditional renewal if the Policyholder, the Insured’s authorized agent or broker or another insurer of the Policyholder mails or delivers notice that the policy has been replaced or is no longer desired.

II.             The following is added to Subsection V. and supersedes any other provisions to the contrary:

Calculation Of Premium

a.               For policies with fixed terms in excess of one (1) year, or policies with no stated expiration date, except as provided in Paragraph b., the following applies:

The premium shown in the Declarations was computed based on rates and rules in effect at the time the policy was issued. On each renewal or continuation of this policy, the Underwriter will compute the premium in accordance with the Underwriter’s rates and rules then in effect.

b.              For policies with fixed terms in excess of one (1) year, where premium is computed and paid annually, the following applies:

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(1)          The premium shown in the Declarations was computed based on rates and rules in effect at the time the policy was issued. Such rates and rules will be used to calculate the premium at each anniversary, for the entire term of the policy, unless the specific reasons described in Paragraphs b.(2) or b.(3) apply.

(2)          The premium will be computed based on the rates and rules in effect on the anniversary date of the policy only when, subsequent to the inception of the current Policy Period, one or more of the following occurs:

(a)          After issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Policy Period;

(b)         A material physical change in the property insured, occurring after issuance or last anniversary renewal date of the policy, causes the property to become uninsurable in accordance with underwriting standards in effect at the time the policy was issued or last renewed; or

(c)          A material change in the nature or extent of the risk, occurring after issuance or last anniversary renewal date of the policy, which causes the risk of “loss” to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed.

(3)          If, subsequent to the inception of the current Policy Period, the Limit of Insurance is increased, or additional coverages or causes of loss are insured, the rate and rules in effect at the time of the change will be applied to calculate the premium and will continue to apply to the change at subsequent anniversary dates.

(4)          The following provision applies when a policy is written on an annual aggregate limit of insurance basis:

The annual aggregate limit of this policy will be increased in proportion to any policy extension provided in accordance with Paragraph 3.d., provided, however, that if the Policyholder elects to accept the terms and conditions and rates of the conditional renewal notice, a new annual aggregate limitation shall become effective as of the inception date of the renewal, subject to regulations promulgated by the Superintendent.

III.         The following are added to Section V.A. CONDITIONS APPLICABLE TO ALL INSURING CLAUSES:

Estimation of Claims

Upon request, the Underwriter will furnish the Policyholder, or the Policyholder’s representative, with a written estimate of damages to real property, specifying all deductions, provided such an estimate has been prepared by the Underwriter or has been prepared on behalf of the Underwriter for its own purposes. This estimate will be provided within thirty (30) days after the Policyholder’s request or its preparation, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY SHALL APPLY AND REMAIN UNCHANGED.

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Resolutions approved by the Board of Directors

of Saratoga Investment Corp.

on February 28, 2012

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the Company, as such term is defined under the 1940 Act (the “Non-Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule 17g-1 which are described in the accompanying memorandum attached hereto; and

WHEREAS, the staff of the Securities and Exchange Commission has provided guidance that the bonds required to be maintained by business development companies under Rule 17g-1 of the 1940 Act are generally not permitted to have a deductible provision unless, among other things, the business development company deposits and at all times maintains, in escrow, cash or short-term, liquid cash-equivalent securities having a minimum value equal to the deductible; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Zurich American Insurance Company having an aggregate coverage of $5,000,000.00 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the officers of the Company are instructed to (i) cause the Company’s external investment adviser to deposit and at all times maintain, in escrow, cash or short-term, liquid cash-equivalent securities having a minimum value of $10,000; (ii) notify the Non-Interested Directors and auditors of the Company any time there is a defalcation or loss that would have been covered by the Fidelity Bond but for the $10,000 deductible clause, and (iii) cause the Company to maintain, in accordance with the general record-keeping requirements of Rule 31a-2(a) of the 1940 Act, a copy of any notification sent to the Non-Interested Directors of a loss or defalcation that would have been covered by the Fidelity Bond but for the deductible clause; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Company.

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